UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. __)*

                               Icon Systems, Inc.

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                                (Name of Issuer)

                                  Common Stock

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                         (Title of Class of Securities)

                                   448952 20 0

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                                 (CUSIP Number)

                                December 15, 1999

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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

|X| Rule13d-1(b)
|_| Rule13d-1(c)
|_| Rule13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 448952 20 0              13G               Page 2 of 7 Pages



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   1     NAME OF REPORTING PERSONS

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Credit Suisse First Boston, on behalf of Credit Suisse
         First Boston business unit

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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) |_|
                                                             (b) |_|

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   3     SEC USE ONLY

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   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Switzerland

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                           5    SOLE VOTING POWER

       NUMBER OF                6,250,000 shares of Common Stock.
         SHARES                 See Item 4.

      BENEFICIALLY         6    SHARED VOTING POWER

        OWNED BY           7    SOLE DISPOSITIVE POWER

          EACH                  6,250,000 shares of Common Stock.
       REPORTING                See Item 4.

      PERSON WITH          8    SHARED DISPOSITIVE POWER



   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,250,000 shares of Common Stock.  See Item 4.

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   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES

         CERTAIN SHARES*

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   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          Approximately 60% of shares of Common Stock.  See Item 4,

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   12    TYPE OF REPORTING PERSON*

         BK, HC, OO

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

CUSIP NO. 448952 20 0              13G               Page 3 of 7 Pages

ITEM 1(A). NAME OF ISSUER:

           Icon Systems, Inc.

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           4835 North O'Connor Suite 134-136
           Irving, Texas  84117

ITEM 2(A). NAME OF PERSON FILING:

           Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit. See Schedule I.

ITEM 2(B).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
           RESIDENCE:

           Uetlibergstrasse 231, P.O. Box 900, CH-8045 Zurich,
           Switzerland

ITEM 2(C). CITIZENSHIP:

           Switzerland

ITEM 2(D). TITLE OF CLASS OF SECURITIES:

           Common Stock, $.001 par value per share (the "Common Stock").

ITEM 2(E). CUSIP NUMBER:

           448952 20 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

      (a)       |_| Broker or Dealer registered under Section 15 of the Exchange
                Act.

      (b)       |X| Bank as defined in section 3(a)(6) of the Exchange Act.

      (c) |_| Insurance Company as defined in section 3(a)(19) of the Exchange Act.

      (d) |_| Investment Company registered under section 8 of the Investment Company Act.

      (e)       |_|   An   investment    advisor   in   accordance   with   Rule
                13d-1(b)(1)(ii)(E);

      (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

      (g) |X| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

      (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

      (j)       |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this box. |_|


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CUSIP NO. 448952 20 0              13G               Page 4 of 7 Pages

ITEM 4.    OWNERSHIP.

      (a)  Amount Beneficially Owned:

           As of January 10, 1999, Credit Suisse First Boston
           (Hong Kong) Ltd. beneficially owned 6,250,000 shares of Common Stock within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended. See Schedule I.

       (b) Percent of Class:

           As of January 10, 1999, Credit Suisse First Boston (Hong Kong) Ltd. was the beneficial owner of an aggregate of 6,250,000 shares of Common Stock, which constituted approximately 60% of the shares of Common Stock outstanding (based upon 10,416,667 shares of Common Stock outstanding)1. See Schedule I.

       (c) Number of shares as to which such person has:

           (i)  Sole power to vote or direct the vote:

                Credit Suisse First Boston (Hong Kong) Ltd. had sole power to vote or direct the vote of 6,250,000 shares of Common Stock.  See Item 4(a) above.

           (ii) Shared power to vote or direct the vote:

                Not Applicable.

           (iii)Sole power to dispose or to direct the disposition of:

                Credit Suisse First Boston (Hong Kong) Ltd. had sole power to dispose or to direct the disposition of 6,250,000 shares of Common Stock. See Item 4(a) above.

           (iv) Shared power to dispose or to direct the disposition of:

                Not Applicable.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           Not Applicable.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
           ANOTHER PERSON.

           Not Applicable.

----------------
1 The Issuer's most recent quarterly or yearly report filed with the SEC is an amended quarterly report on Form 10-Q dated June 9, 1999 for the period ended March 31, 1999 (the "Amended 10-Q"). (The Issuer is delinquent in filing reports due for subsequent periods.) In the Amended 10-Q, the Issuer states that it has 5,431,654 shares outstanding as of March 31, 1999. However, based on a representation made October 15, 1999 to the Reporting Person by the registered owner of a 5,100,000 of the 6,250,000 shares (the "Shares") of Common Stock of the Issuer of which the Reporting Person is the beneficial owner, the Beneficially Owned Shares represent at least 60% of the Issuer's capital stock. If Issuer's representation is true, the number of shares of Common Stock of the Issuer outstanding may be as great as 10,416,667.



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CUSIP NO. 448952 20 0              13G               Page 5 of 7 Pages


ITEM 7.    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
           WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not Applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
           GROUP.

           Not Applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

           Not Applicable.

ITEM 10.   CERTIFICATION

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP NO. 448952 20 0              13G               Page 6 of 7 Pages


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             JANUARY 10 , 2000
                                        ------------------------------
                                                  (Date)

                                        CREDIT SUISSE FIRST  BOSTON,
                                         ACTING SOLELY ON BEHALF OF THE CREDIT
                                         SUISSE FIRST BOSTON BUSINESS UNIT

                                               /S/ ROGER MACHLIS
                                        -------------------------------
                                        Name: ROGER MACHLIS
                                              -------------------------
                                        Title:   DIRECTOR
                                              -------------------------

 CUSIP NO. 448952 20 0                13G             PAGE 7 OF 7 PAGES


                                   SCHEDULE I

      This Schedule 13G is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its consolidated subsidiaries, to the extent that they constitute part of the Credit Suisse First Boston business unit (the "CSFB business unit" or the "Reporting Person"). The CSFB business unit is engaged in the corporate and investment banking, trading (equity, fixed income and foreign exchange), private equity investment and derivatives businesses on a worldwide basis. The Bank's registered head office is located at Uetlibergstrasse 231, P.O. Box 900, CH-8045 Zurich, Switzerland. The Bank and its consolidated subsidiaries engage in other separately managed activities, most of which constitute the independently operated Credit Suisse Asset
Management business unit; the Credit Suisse Asset Management business unit provides asset management and investment advisory services to institutional investors worldwide.

Credit Suisse First Boston (Hong Kong) Ltd. ("CSFBHK"), a Hong Kong limited company, and an indirect majority owned subsidiary of the Bank, directly beneficially owns the securities reported herein. The principal business office of CSFBHK is Three Exchange Square, 22nd Floor, 8 Connaught Place, Central, Hong Kong. CSFBHK is a wholly owned subsidiary of Credit Suisse First Boston (International) AG ("CSFBI"), a Swiss corporation, which is a wholly-owned subsidiary of the Bank.

      The ultimate parent company of the Bank and CSFBI, is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland. The principal business of CSG is acting as a holding company for a global financial services group with five distinct specialized business units that are independently operated. In addition to the two business units referred to above, CSG and its consolidated subsidiaries (other than the Bank and its subsidiaries) are comprised of (a) the Credit Suisse Private Bank business unit that engages in the global private banking business; (b) the Credit Suisse business unit that engages in the Swiss domestic banking business and (c) the Winterthur business unit that engages in the global insurance business. CSG's business address is:
Paradeplatz 8, Postfach 1, CH-8070, Zurich, Switzerland.

      CSG, for purposes of certain federal securities laws, may be deemed ultimately to control the Bank and the CSFB business unit. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including all of the business units except the CSFB business unit), may beneficially own shares of Common Stock, and such shares are not reported in this statement. Due to the separate management and independent operation of its business units, CSG disclaims beneficial ownership of shares of Common Stock beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of shares of Common Stock beneficially owned by CSG and any of CSG's and the Bank's other business units.